UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following press release is furnished hereto:

Exhibit No.	Description

99.1
Press Release of Innoviz Technologies Ltd., dated January 7, 2025, titled “Innoviz, in Collaboration with NVIDIA, Showcasing Cutting-Edge Perception Software with NVIDIA DRIVE AGX Orin at CES 2025, Unveiling New Software-Driven Features.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: January 8, 2025